December 18, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Dale Welcome
Ms. Anne McConnell

	Re:	Monster Beverage Corporation
Form 10-K for the Year Ended December 31, 2019
Filed February 28, 2020
File No. 001-18761

Dear Mr. Welcome and Ms. McConnell:

This letter is being furnished on behalf of Monster Beverage Corporation (the “Company”) in response to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated December 7, 2020, regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2019 that was filed with the Commission on February 28, 2020 (the “Form 10-K”) (File No. 001-18761).

The text of the Staff’s comment has been included in bold and italics for your convenience, and we have numbered the paragraph below to correspond to the number in the Staff’s letter.  For your convenience, we have also set forth the Company’s response immediately below the numbered comment.

Form 10-K for the Year Ended December 31, 2019

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 48

1.	We have carefully considered your response to prior comment 1 and your revised disclosures that “gross sales” represent the recognition of deferred revenue and amounts invoiced to customers, net of cash discounts and returns. Based on this clarification, it appears that “gross sales” is more akin to a billings-type metric. Accordingly, please revise the title of this metric so as not to imply that it represents GAAP sales or revenue and comply with the metrics guidance set forth in SEC Release No. 33-10751. Please also clarify for us how the amount of deferred revenue included in Gross Sales is determined. In your response, please include your proposed revisions, including your discussion of this metric in MD&A.

Response:

In future filings, where applicable, the Company will revise the title of Gross Sales to “Adjusted Billings” so as not to imply that it represents GAAP sales or revenue and to comply with the metrics guidance set forth in SEC Release No. 33-10751.

The amount of deferred revenue included in Gross Sales (to be titled Adjusted Billings in future filings) represents payments received from certain bottlers/distributors at inception of their distribution contracts or at the inception of certain sales/marketing programs and are accounted for as deferred revenue. Amounts received are recognized as revenue ratably over the anticipated life of the respective distribution agreement, generally 20 years, or through completion of the sales/marketing program.

In future filings, the disclosure of Adjusted Billings in MD&A will be as follows (using the description of the metric for year-ended numbers as a model):

Overview

Key Business Metrics

We use certain key metrics and financial measures not prepared in accordance with United States Generally Accepted Accounting Principles (“GAAP”) to evaluate and manage our business. For a further discussion of how we use key metrics and certain non-GAAP financial measures, see “Non-GAAP Financial Measures and Other Key Metrics”.

Non-GAAP Financial Measures and Other Key Metrics

Year Ended December 31, _____ Compared to the Year Ended December 31, ____.

Adjusted Billings**. Adjusted billings were $___ billion for the year ended December 31, ____, an increase of approximately $___ million, or ___% higher than Adjusted billings of $___ billion for the year ended December 31, ____. We do not believe that the COVID-19 pandemic had a material adverse impact on our Adjusted billings for the year ended December 31, ____, other than in EMEA, where an adverse impact was experienced. Net changes in foreign currency exchange rates had an [unfavorable] impact on Adjusted billings of approximately $___ million for the year ended December 31, ____.

Adjusted billings for our Monster Energy® Drinks segment were $___ billion for the year ended December 31, ____, an increase of approximately $___ million, or ___% higher than Adjusted billings of $___ billion for the year ended December 31, ____. [Adjusted billings for the Monster Energy® Drinks segment increased primarily due to increased worldwide sales by volume of our Monster Energy® brand energy drinks and increased sales by volume for our Reign Total Body Fuel® high performance energy drinks, both as a result of increased consumer demand.] Net changes in foreign currency exchange rates had an [unfavorable] impact on Adjusted billings for the Monster Energy® Drinks segment of approximately $___ million for the year ended December 31, ____.

Adjusted billings for our Strategic Brands segment were $___ million for the year ended December 31, ____, an increase of $___ million, or ___% higher than Adjusted billings of $___ million for the year ended December 31, ____. Net changes in foreign currency exchange rates had an [unfavorable] impact on Adjusted billings in the Strategic Brands segment of approximately $___ million for the year ended December 31, ____.

Adjusted billings for our Other segment were $___ million for the year ended December 31, ____, an [increase] of $___ million, or ___% [higher] than Adjusted billings of $___ million for the year ended December 31, ____.

Promotional allowances, commissions and other expenses, as described in the footnote below, were $___ million for the year ended December 31, ____, an increase of $___ million, or ___% [higher] than promotional allowances, commissions and other expenses of $___ million for the year ended December 31, ____. Promotional allowances, commissions and other expenses as a percentage of Adjusted billings [increased] to ___% from ___% for the year ended December 31, ____ and 2019, respectively.

Amounts received from certain bottlers/distributors at inception of their distribution contracts or at the inception of certain sales/marketing programs are accounted for as deferred revenue and are recognized as revenue ratably over the anticipated life of the respective distribution contract, generally 20 years, or through completion of the sales/marketing program. Revenue recognized was $___ million and $___ million for the years ended December 31, and , respectively.

**Adjusted Billings (titled Gross Sales in prior filings) represent amounts invoiced to customers net of cash discounts and returns as well as the recognition of deferred revenue. Adjusted billings are used internally by management as an indicator of and to monitor operating performance, including sales performance of particular products, salesperson performance, product growth or declines and is useful to investors in evaluating overall Company performance. The use of adjusted billings allows evaluation of sales performance before the effect of any promotional items, which can mask certain performance issues, such as the timing of certain promotional programs. We therefore believe that the presentation of adjusted billings provides a useful measure of our operating performance. The use of adjusted billings is not a measure that is recognized under GAAP and should not be considered as an alternative to net sales, which is determined in accordance with GAAP, and should not be used alone as an indicator of operating performance in place of net sales. Additionally, adjusted billings may not be comparable to similarly titled measures used by other companies, as adjusted billings has been defined by our internal reporting practices. In addition, adjusted billings may not be realized in the form of cash receipts as promotional payments and allowances may be deducted from payments received from certain customers.

The key metric “Adjusted Billings” is presented in the following table:

(In thousands)	Year Ended December 31,		Percentage Change	Year Ended December 31,		Percentage Change
	[ ]	[ ]	[ ] vs. [ ]	[ ]	[ ]	[ ] vs. [ ]
Adjusted Billings	$-	$-		$-	$-
Less: Promotional allowances, commissions and other expenses	-	-		-	-
Net Sales	$-	$-		$-	$-

We appreciate the Staff’s time and attention and we hope that the foregoing has been responsive to the Staff’s comment.  If you have any further questions or need any additional information, please feel free to contact the undersigned at (951) 739-6200 at your convenience.

Sincerely,

/s/ Hilton H. Schlosberg
Hilton H. Schlosberg
Vice Chairman of the Board of Directors,
President and Chief Financial Officer

cc: Farzad F. Damania

Katten Muchin Rosenman LLP